November 16, 2010

Ms. Sheila Stout
Staff Accountant, Division of Investment Management
Office of Disclosure and Review
Securities & Exchange Commission
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Miller Investment Trust, File Nos. 811-22131 and 333-146552

Dear Ms. Stout:

On October 7, 2010, we responded to comments received by JoAnn Strasser, fund counsel, by telephone on September 9, 2010 regarding various regulatory filings made by Miller Investment Trust (the “Trust”).  Below is the Trust's response to two additional comments you provided to Ms. Strasser.

1.  In the October 7, 2010 response letter, the Trust explained that the Fund's annual report for the period ended October 31, 2009 was not completed until January 15, 2010.  However, the auditors opinion is dated December 31, 2009.  The auditor is not permitted to release the opinion unless the audit is substantially complete.  Was the audit substantially complete on December 31, 2009?

Response:  As noted in the October 7, 2010 response letter, the additional time was required in order to finalize the tax provision disclosure in the report.  We contacted the audit firm, and they confirmed that, as of December 31, they had completed their substantive audit work and had the necessary documentation in place.  The changes in the tax disclosure were not substantive enough for them to have to redate the opinion.

2.

With respect to the fee table in the Prospectus dated March 1, 2010, you explain that the 12b-1 fee accrual rate changed during the fiscal year.  Was this the result of a contractual reduction, a rate change or a change in the method of calculating?

Response:  On March 27, 2009, the Fund's shareholders approved an amended Distribution Plan that increased the annual Rule 12b-1 fees from 0.25% to 0.50%.

The Trust has authorized us to convey to you that the Trust acknowledges:

•

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the JoAnn Strasser at 513-352-6725.

Sincerely,

/s/

Thompson Hine, LLP

JoAnn.Strasser@ThompsonHine.com Phone 513.352.6725 Fax 513.241.4771nlw 793311.1